UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2015

Golar LNG Partners LP
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated February 24, 2015.

Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2014 RESULTS

Highlights

•	Golar LNG Partners LP reports net income attributable to unit holders of $36.7 million and operating income of $63.2 million for the fourth quarter of 2014.

•	Generated distributable cash flow of $48.3 million for the fourth quarter with a coverage ratio of 1.29.

•	Strong operational performance with 100% utilization for the fleet.

•	Entered into an agreement to acquire the FSRU Golar Eskimo for $390 million from Golar LNG Limited. Purchase was subsequently completed on January 20, 2015.

•	Declared a 3% increase in distribution to $0.5625 per unit for the fourth quarter.

Financial Results Overview
Golar LNG Partners L.P. ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $36.7 million and operating income of $63.2 million for the fourth quarter of 2014 ("the fourth quarter"), as compared to net income attributable to unit holders of $66.9 million and operating income of $65.4 million for the third quarter of 2014 ("the third quarter") and net income attributable to unit holders of $47.6 million and operating income of $54.7 million for the fourth quarter of 2013.
The $8.5 million improvement in 2014 fourth quarter operating income over the same period in 2013 primarily reflects the addition of the FSRU Golar Igloo to the fleet during the intervening period. This floating storage and regasification unit ("FSRU"), acquired on March 28, 2014, added approximately $10.2 million to the fourth quarter 2014 operating income. Included in this additional $10.2 million operating income from the Golar Igloo is $4.7 million of net revenue in respect of the 1-month extension to the 2014 regasification season which would normally end in November of each calendar year.

A decrease in revenue net of voyage expenses from $102.0 million in the third quarter to $101.4 million in the fourth quarter partly relates to lower recognised revenue in respect of the Golar Mazo in the fourth quarter. The Golar Mazo charterer pays the operating element of the charter hire rate, which for the Golar Mazo includes drydocking, on a pass through basis. In the third quarter, there was an acceleration of the recognition of drydock related revenue as the vessel was drydocked earlier than expected. In the fourth quarter, Golar Mazo revenue related to the operating element is lower due to lower operating costs. Deterioration in the value of the Brazilian Real during the fourth quarter also negatively impacted the Brazilian Real denominated operating cost component of Golar Spirit and Golar Winter FSRU revenues.

Vessel operating expenses at $14.5 million were in line with the prior quarter cost of $14.3 million. Administration expenses at $1.5 million were also in line with the prior quarter.

Net interest expense at $11.0 million for the fourth quarter was, as expected, also in line with the third quarter charge of $11.1 million. No new swaps were entered into during the quarter and no existing swaps matured. As at December 31, 2014, the Partnership had undrawn credit facilities of $30 million.

Other financial items for the fourth quarter were a loss of $8.1 million compared to a gain of $0.1 million in the third quarter. This included non-cash mark-to-market valuation losses on interest rate swaps of $5.0 million in the fourth quarter as a result of a decrease in 5-year and 10-year interest swap rates of 15bps and 35bps respectively. This compared to a $4.2 million gain in the third quarter.

Tax expense at $4.7 million normalised during the fourth quarter following the substantial $15.1 million tax credit recorded in the third quarter. This credit reflected the recognition of a deferred tax asset that will be used over time. Approximately $2.3 million of the $4.7 million fourth quarter charge was usage of this deferred tax asset with the $2.4 million balance representing the underlying cash expense. This underlying tax cost is within the expected range.

The Partnership's Distributable Cash Flow1 for the fourth quarter was $48.3 million as compared to $53.2 million in the third quarter and the coverage ratio was 1.29 as compared to 1.47 for the third quarter. Whilst this represents a decline in coverage, the elevated third quarter coverage ratio is predominantly attributable to the tax credit noted above.

Acquisitions

In December 2014, Golar Partners announced that it had entered into an agreement to acquire the ownership interests in the companies that will own and operate the Golar Eskimo, an FSRU, from Golar LNG Limited ("Golar") for an aggregate purchase price of approximately $390.0 million.  The acquisition was subsequently completed on January 20, 2015. The Partnership financed the purchase price with cash on hand, the proceeds of a $220.0 million loan from Golar and the assumption of outstanding bank debt in respect of the Golar Eskimo on the closing date of the acquisition of $162.8 million.

The Golar Eskimo was built by Korean shipyard Samsung Heavy Industries Co. Ltd. and was delivered in December 2014 and is currently undergoing some minor modifications required for her contract.  The Partnership expects the Golar Eskimo to commence her service under a ten-year time charter (the "Golar Eskimo Time Charter") with the Government of the Hashemite Kingdom of Jordan ("Jordan") in the second quarter of 2015. The charterer has the option to terminate the Golar Eskimo Time Charter after five years upon payment of a specified early termination fee. The Partnership has entered into an agreement with Golar pursuant to which Golar will pay to the Partnership an aggregate amount of $22.0 million in six equal monthly installments starting in January 2015 and ending in June 2015 for the right to use the FSRU.  In return the Partnership will remit to Golar any hire payments actually received with respect to the vessel during this period and, at Golar's request, charter the vessel to a third party prior to the earlier of the commencement of hire payments from Jordan under the Golar Eskimo Time Charter and June 30, 2015.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Additionally, the acquisition agreement for the Golar Eskimo provides that, in the event improved terms for the Partnership under the Golar Eskimo Charter are negotiated with Jordan after the date of the acquisition agreement and prior to June 30, 2015, the Partnership will pay Golar for the fair value of the improved terms. The fair value of any improved terms (e.g., an increased hire rate or longer term) must be approved by Golar and the Partnership's conflicts committee. The conflicts committee and Golar may retain an outside financial advisor to determine the fair value of such improved terms. Any determination of fair value by such financial advisor will be binding upon Golar and the Partnership.

The Partnership estimates that the Golar Eskimo acquisition will generate annual contracted revenues, net of voyage expenses, operating expenses and taxes ("Annual Contracted Revenues"), of approximately $45 million to $47 million with respect to the first five years of service under the Golar Eskimo Time Charter.  The Partnership expects such Annual Contracted Revenues to decrease to approximately $41 million to $43 million with respect to the second five-year period under the Golar Eskimo Time Charter.  However, the Partnership may not realize these levels of estimated annual revenues from the acquisition of the Golar Eskimo.

Corporate and other matters

On January 27, 2015, Golar Partners declared a distribution for the fourth quarter of $0.5625 per unit. This represents a $0.015 or an approximate 3% per unit increase from the third quarter 2014 distribution. The increase relates to the Board's approval of an earlier than anticipated commencement of the distribution increase related to the acquisition of the Golar Eskimo. At the time of the Golar Eskimo acquisition, the Partnership's management declared its intention to recommend to the Board an increase in the Partnership's quarterly cash distribution of between $0.0275 and $0.0325 (or an annualized increase of between $0.11 and $0.13) as a result of the Golar Eskimo acquisition. The balance of this recommended increase will be considered by the Board for the first quarter 2015. Any such further distribution increase would be conditioned upon, among other things, the commencement of the Golar Eskimo's operations, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

The fourth quarter dividend was paid on February 13, 2015 on total units of 62,870,335.

Golar Partners announces that with effect from today Mr. Hans Petter Aas and Mr. Bart Veldhuizen will leave the Board. Mr. Aas and Mr. Veldhuizen have been Board members of Golar Partners from its infancy as a publicly listed Limited Partnership since March 2011 and September 2011 respectively. They have been instrumental in the growth of the Partnership from its initial 4 vessel fleet to its current 10 vessels and the Board would like to take this opportunity to thank them for their significant contribution over this period and wish them well for the future.

To fill the vacancies The Board is pleased to announce that it has appointed Mr. Andrew Whalley and Mr. Alf Thorkildsen. Mr. Thorkildsen will also serve on the Partnership's conflicts committee.

Mr. Thorkildsen is currently a senior partner with Hitecvision who he joined in 2013, from the position as Chief Executive Officer of Seadrill. During his tenure, Seadrill grew to become the world’s largest driller by market capitalisation and enterprise value. Mr. Thorkildsen joined Seadrill in 2006 as CFO. Prior to this, he was the CFO of Smedvig ASA, a leading Norwegian drilling company, which was acquired by Seadrill in 2006. Alf C. Thorkildsen started his career in 1980 in Larsen and Hagen Shipping and worked thereafter for 20 years in Shell in numerous senior positions.

Mr. Whalley is a Bermudian lawyer called to the Bar in 1995. He has experience in aviation and shipping law, as well as general corporate matters. He is currently of Counsel to Alexanders, a Bermuda law firm and is also an independent consultant providing legal and corporate secretarial services. Mr. Whalley is a Director and Co-Founder of Provenance Information Assurance Limited, a company involved in the development of software for the legalisation of documents.

As previously announced Golar has appointed Mr. Doug Arnell to the Board to fill a casual vacancy.

Operational Review
Golar Partners fleet again performed well during the quarter with 100% utilization and ongoing control over operating costs underlying a strong operating earnings result. No vessels were drydocked during the quarter. The Golar Freeze and the Golar Grand are expected to drydock in the second quarter of 2015 and there are currently no further anticipated drydocks for 2015.

Financing and Liquidity
As of December 31, 2014, the Partnership had cash and cash equivalents of $99.0 million and undrawn revolving credit facilities of $30 million. Total debt and capital lease obligations net of restricted cash was $1,031.1 million as of December 31, 2014.

Based on the above debt amount and annualized2 fourth quarter 2014 adjusted EBITDA3, Golar Partners continues to maintain a strong balance sheet with a debt to adjusted EBITDA multiple of 3.0 times.

During the quarter, the Partnership accepted an offer from the incumbent lenders to extend the December 2014 maturing Golar Maria facility for up to 12 months on terms largely consistent with the existing facility. This $79.5 million debt is reported under current portion of long-term debt. The Partnership has continued to monitor the Senior Secured Term Loan market with a view to refinancing existing debt, including the $220 million loan from Golar related to the Golar Eskimo. Negative sentiment toward companies in the energy sector has resulted in sub optimal market conditions and the Partnership has decided to wait before considering launching a Term Loan or other debt capital markets refinancing. The Partnership will however continue to monitor the US debt capital markets and in the meantime is discussing with its commercial bank lenders indicative offers to refinance its long-term debt that matures in 2015, which totals $143 million.

As of December 31, 2014, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,046.3 million (including swaps with a notional value of $227.2 million in connection with the Partnership's bonds but excluding $100 million of forward starting swaps) representing approximately 101% of total debt and capital lease obligations, net of restricted cash. The average fixed interest rate of swaps related to bank debt is approximately 2.06% with average maturity of approximately 3.1 years as of December 31, 2014.

2Annualized means the figure for the quarter multiplied by 4.
3Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

As of December 31, 2014, the Partnership had outstanding bank debt of $858.1 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.42%. In addition, the Partnership has Norwegian Krone (NOK) bonds of $174.5 million with a fixed rate of 6.485%. The Partnership has a currency swap to hedge the NOK exposure in this bond. As the US dollar has appreciated against the NOK the value of the bonds in USD terms has fallen whilst the swap liability has grown. The total swap liability as at December 31, 2014 , which also includes an interest rate swap element, was $56.6 million.

Outlook

Golar Partners had another strong operating quarter with 100% utilization and a healthy distributable cash flow coverage ratio at 1.29. The fleet is expected to maintain its high level of utilization during the first quarter of 2015. However, the first quarter of 2015 and earnings moving forward will be negatively impacted by a reduced hire rate for the Golar Grand. The vessel has completed its charter with BG Group and as they have not exercised their extension option, the vessel will be chartered to Golar from mid-February at a rate that represents an approximate 25% loss of daily revenue to Golar Partners. Additionally the Golar Igloo will not earn its day rate during January and February, in accordance with the contract, as a result of its shut down for the winter season.

The Golar Freeze and the Golar Grand are expected to drydock in the second quarter of 2015 and there are currently no further anticipated drydocks for 2015.

Following the acquisition of the Golar Eskimo, Golar Partners has a total order backlog of $2.7 billion with an average remaining contract term of 6.0 years, as at December 31, 2014, including the Golar Eskimo.

As a result of the early adoption of part of the distribution increase related to the Golar Eskimo acquisition, Golar Partners distributions have grown by approximately 7.7% for the full year 2014. In 2015, as a function of the acquisition of the Golar Eskimo and management’s recommendation to the Board for a further distribution increase, distribution growth for 2015 is expected to be at least 3%4.

Beyond this there are good possibilities of further FSRU and LNG carrier acquisition opportunities from Golar over the next 24 months given Golar’s large newbuild LNG carrier fleet and in particular its as yet uncontracted newbuild FSRU the Golar Tundra.

Looking further forward, the Board is excited about the potential acquisition of floating liquefaction assets from Golar, which will likely be high margin and long contract duration assets. This growth potential underpins the Board’s confidence in the Partnership's ability to continue to increase its earnings and distributions over time.

February 24, 2015
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

4Any such increase in distributions will be subject to board approval and the absence of any material adverse developments in the business of the Partnership that would make such an increase inadvisable.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2014	2013	2014	2014	2013
	Oct-Dec	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands)

Total operating revenues	$102,244	$88,331	$104,505	$396,026	$329,190
Vessel operating expenses	14,537	12,615	14,326	59,191	52,390
Voyage and commission expenses	850	1,291	2,475	6,048	5,239
Administrative expenses	1,485	1,580	1,486	5,757	5,194
Depreciation and amortization	22,203	18,186	20,828	80,574	66,336
Total operating expenses	39,075	33,672	39,115	151,570	129,159

Operating income	63,169	54,659	65,390	244,456	200,031

Financial (expenses) income
Interest income	275	299	279	1,131	1,097
Interest expense	(11,232)	(10,843)	(11,377)	(43,781)	(43,195)
Other financial items	(8,064)	1,471	145	(22,118)	(1,661)
Net financial expenses	(19,021)	(9,073)	(10,953)	(64,768)	(43,759)

Income before tax	44,148	45,586	54,437	179,688	156,272
Tax	(4,677)	4,301	15,116	5,047	(5,453)

Net income	39,471	49,887	69,553	184,735	150,819
Less: Net income attributable to non-controlling interests	(2,749)	(2,252)	(2,623)	(10,581)	(9,523)

Net income attributable to Golar LNG Partners LP Owners	$36,722	$47,635	$66,930	$174,154	$141,296

Weighted average units outstanding (in thousands of units):
Common units	45,663	41,672	45,663	45,663	40,417
Subordinated units	15,949	15,949	15,949	15,949	15,949
General partner units	1,257	1,176	1,257	1,257	1,150

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At December 31,	At December 31,
	2014	2013
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	$98,998	$103,100
Restricted cash	25,831	24,451
Inventories	89	1,085
Other current assets	16,638	7,743
Total Short-Term Assets	141,556	136,379
Long-term
Restricted cash	146,552	145,725
Vessels and vessels under capital leases, net	1,623,423	1,409,284
Intangibles, net (1)	16,032	—
Other long term assets	28,639	29,831
Total Assets	$1,956,202	$1,721,219

LIABILITIES AND EQUITY
Short-term
Short-term debt due to related parties	$20,000	$—
Current portion of long-term debt	232,746	156,363
Other current liabilities	121,066	78,720
Amounts due to related parties	12,587	5,989
Total Short-Term Liabilities	386,399	241,072
Long-term
Long-term debt	799,786	733,108
Obligations under capital leases	150,997	159,008
Other long-term liabilities	17,281	17,904
Total Liabilities	1,354,463	1,151,092

Equity
Total Partners' capital	536,207	501,744
Accumulated other comprehensive loss	(2,086)	(2,394)
Non-controlling interest	67,618	70,777

Total Liabilities and Equity	$1,956,202	$1,721,219

(1) The Partnership concluded its fair value exercise of the assets and liabilities of Golar Igloo acquired in March 2014. This resulted in the recognition of intangible assets of $16 million, net of amortization charge of $3.1 million.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2014	2013	2014	2014	2013
	Oct- Dec	Oct- Dec	Jul-Sep	Jan-Dec	Jan-Dec

OPERATING ACTIVITIES
Net income	$39,471	$49,887	$69,553	184,735	$150,819
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,203	18,186	20,828	80,574	66,336
Unrealized foreign exchange (gains)/ losses	(148)	202	(627)	(674)	(7,435)
Interest element included in obligations under capital leases	821	59	804	1,639	233
Amortization of deferred charges	707	885	996	3,554	5,828
Drydocking expenditure	—	(2,147)	(989)	(2,468)	(50,979)
Recognition of foreign tax losses	—	—	(11,832)	(11,832)	—
Release of deferred tax asset	2,308	—	—	2,308	—
Trade accounts receivable	(1,090)	5,098	21,478	(1,989)	(717)
Inventories	1	1,816	335	1,005	971
Prepaid expenses, accrued income and other assets	1,051	(6,133)	(1,565)	8,901	(9,747)
Amount due to/ from related companies	864	(2,663)	3,163	6,659	1,581
Trade accounts payable	(449)	(92)	702	755	(1,820)
Accrued expenses	2,225	(10,074)	(7,143)	24	(6,632)
Other current liabilities	3,436	(4,617)	(2,970)	3,789	241
Net cash provided by operating activities	71,400	50,407	92,733	276,980	148,679

INVESTING ACTIVITIES
Additions to vessels and equipment	—	(2,172)	(574)	(1,293)	(18,152)
Acquisition of subsidiaries, net of cash acquired from Golar	—	(2,410)	(7,271)	(155,319)	(119,927)
Restricted cash and short-term investments	(10,783)	2,563	(507)	(11,143)	54,027
Net cash used in investing activities	(10,783)	(2,019)	(8,352)	(167,755)	(84,052)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	150,342	—	—	280,586
Proceeds from short-term debt due to related parties	—	(20,000)	—	20,000	20,000
Proceeds from long-term debt	40,000	—	—	115,000	230,000
Payments in connection with the lease termination(including payment in respect of related Golar Winter currency swap termination)	—	—	—	—	(250,980)
Repayments of obligations under capital leases	—	—	—	(41)	(2,365)
Repayments of short-term debt due to related parties	—	—	—	—	(20,000)
Repayments of long-term debt	(19,262)	(89,124)	(35,946)	(93,558)	(149,822)
Non-controlling interest dividend	(2,800)	(5,007)	(3,520)	(13,740)	(10,604)
Cash distributions paid	(36,068)	(31,177)	(36,068)	(140,141)	(119,875)
Financing costs paid	(640)	(154)	(174)	(847)	(4,794)
Net cash (used in)/provided by financing activities	(18,770)	4,880	(75,708)	(113,327)	(27,854)

Net increase/(decrease) in cash and cash equivalents	41,847	53,268	8,673	(4,102)	36,773
Cash and cash equivalents at beginning of period	57,151	49,832	48,478	103,100	66,327
Cash and cash equivalents at end of period	$98,998	$103,100	$57,151	$98,998	$103,100

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended December 31, 2014	Three months ended September 30, 2014
Net income*	39,471	69,553
Add:
Depreciation and amortization	22,203	20,828
Unrealized loss (gain) from interest rate derivatives	5,018	(4,190)
Unrealized net gain from foreign exchange retranslation	(148)	(627)
Deferred costs amortization	707	996
Costs indemnified by Golar LNG	—	(300)
NR Satu deferred tax	2,308	(11,832)

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(17,387)	(17,137)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(3,912)	(4,126)

Distributable cash flow	$48,260	$53,165

Distributions declared:
Limited partners	$34,657	$33,733
General partner	2,643	2,335

Coverage ratio	1.29	1.47

* Net income for the third quarter of 2014 includes a $15.1million net credit in the tax line which principally relates to the recognition of deferred tax asset from reassessment of historically uncertain tax positions and a write back of a tax provision. In the fourth quarter of 2014, the Partnership released $2.3 million of the deferred tax asset to the extent its taxable profits for the quarter have recovered this proportion of the asset.
Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended December 31,
(in thousands)	2014	2013
Net income	$39,471	$49,887

Depreciation and amortization	22,203	18,186
Net financial expenses	19,021	9,073
Tax	4,677	(4,301)

Adjusted EBITDA	$85,372	$72,845
Annualized adjusted EBITDA	$341,488	$291,380

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•
statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Igloo, which we acquired from Golar in March 2014;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar LNG in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: February 24, 2015	By:	/s/ Graham Robjohns
Graham Robjohns Principal Executive Officer